UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 001-8359

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey 07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
New Jersey Resources Corporation
Employees’ Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in the conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditors since 2006

Iselin, New Jersey
June 27, 2019

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
Assets:
Investments, at fair value	$229,872,943	$224,261,746

Receivables:
Employer contributions	1,294,993	958,624
Participant contributions	—	4,905
Notes receivable from participants	3,689,002	4,159,788
Total receivables	4,983,995	5,123,317

Total Assets	234,856,938	229,385,063

Liabilities:	—	—

Net assets available for benefits	$234,856,938	$229,385,063

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Additions to net assets attributed to:
Investment income:
Dividends	$10,709,525	$7,978,131
Net (depreciation) appreciation in fair value of investments	(8,192,047)	23,315,335
Net investment income	2,517,478	31,293,466

Interest income from notes receivable from participants	190,374	188,877

Contributions:
Employer	5,662,100	3,993,390
Participants	9,228,988	8,236,705
Participant rollovers	921,856	246,830
Total contributions	15,812,944	12,476,925

Total additions	18,520,796	43,959,268

Deductions from net assets attributed to:
Benefits paid to participants	12,864,760	9,826,831
Administrative fees	184,161	120,787

Total deductions	13,048,921	9,947,618

Net increase	5,471,875	34,011,650

Net assets available for benefits:
Beginning of year	229,385,063	195,373,413
End of year	$234,856,938	$229,385,063

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Plan Administrator) appointed by New Jersey Resources Corporation’s (the Company, NJR or the Sponsor) Board of Directors and is administered in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. The Plan provides a savings component and had provided an employee stock ownership plan component, as described below.

Savings Component

General

The savings component provides for deferred pre-tax contributions, after-tax contributions, catch-up contributions, an employer special contribution and Company matching contributions.

All permanent employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis. Eligible employees are automatically enrolled in the plan and their pre-tax contributions are automatically escalated each year up to 6 percent. Payroll deductions begin with the first available pay period following the completion of 30 days of service, unless the employee elects not to participate.

Contributions and Vesting

As directed by the Plan Administrator, contributions by employees and the Company are transferred to T. Rowe Price (the Trustee) and held in the Plan’s trust fund for investment and allocation to participants’ accounts.

Employee Contributions

Under the savings component, eligible employees may make contributions of between 1 percent and 50 percent of base compensation, as defined in the Plan document, which shall be permitted as either pre-tax or after-tax contributions provided that they are within the calendar year elective deferral limit in effect for 401(k) contributions in accordance with the Internal Revenue Code (IRC). The elective deferral limit for pre-tax contributions was $18,500 and $18,000 for 2018 and 2017, respectively. In addition, employees who have both reached the minimum age of 50 and the elective deferral limit by the end of the plan year, may elect to make pre-tax non-matchable catch-up contributions. During the plan years ended December 31, 2018 and 2017, the Internal Revenue Service allowed catch-up contributions of up to $6,000. The total contribution by any participant may not exceed $55,000 for 2018 and $54,000 for 2017, except for those who have attained age 50, and then the total contribution by participant may not exceed $61,000 and $60,000, respectively. Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees.

Employer Matching Contributions

For 2018 and 2017, the Company contributed an amount equal to 65 percent of the first 6 percent of the pre-tax and/or after-tax participant contributions, subject to certain exceptions as described in the Plan document. The Company’s contribution related to those employees was approximately $3.3 million and $3 million for 2018 and 2017, respectively.

Employer Special Contributions

Non-transition union employees of NJR Home Services, an affiliated company, all union employees hired on or after January 1, 2012, and all non-represented employees hired on or after October 1, 2009, are not covered by the Company’s defined benefit plans. For the plan year ended December 31, 2018, the Company contribution increased to 3.5 percent of base compensation for employees with less than five years but more than one year of service and 4.5 percent of base compensation for employees with five or more years of service. For the plan year ended December 31, 2017, the Company contributed an amount equal to 3 percent of base compensation for employees with less than five years but more than one year of service and 4 percent of base compensation for employees with five or more years of service. Eligibility begins after one year of employment, and the contribution is made by March 31 of the year following the completion of one year of employment. The Company contributed $487,834 and $385,560 related to the represented employees and $807,159 and $573,064 related to the non-represented employees for 2018 and 2017, respectively.

The employer special contribution for the represented employees stated herein is invested automatically into the Plan’s Stable Value Fund, and may subsequently be directed by the participant into the Plan’s qualified default investment. The annual contribution for the non-represented employees stated herein is invested automatically into the Plan’s default investment and may subsequently be directed by the participant into any of the other investment options available under the Plan. The Plan’s default investments are various T. Rowe Price Retirement Year Funds, which are based on the participants’ year of birth.

In March 2018, the Company made a special per capita contribution of $1 million to the Plan for active employees hired on or before March 5, 2018. This contribution was made due to an amendment to the Plan, effective January 1, 2018, which allows for a special per capita contribution for any plan year in any amount determined by the Company.

Employer special contributions are not eligible for loans or in-service withdrawals and may only be distributed upon termination, retirement or death.

Vesting

Employer matching and special contributions vest on the basis of service as follows: 25 percent after two years, 50 percent after three years, 75 percent after four years, and 100 percent after five years. Contributions are subject to limitations. Employee contributions vest at 100 percent when made.

Subsequent Events

Effective January 1, 2019, the maximum contribution eligible employee may make increased from 50 percent to 75 percent of base compensation and increase the Employer Matching Contributions to 75 percent of the first 6 percent of the pre-tax and/or after-tax participant contributions, subject to certain exceptions.

In February 2019, the Company made a special per capita contribution of $1,500 to all represented employees who are not covered by the Company’s defined benefit plans, totaling $189,000.

Payment of Benefits

Prior to retirement or termination of service with the Company, participants may withdraw their contributions from the Plan subject to certain limitations. Participants may not withdraw the Company’s contributions until they become vested. Withdrawal of participants’ pre-tax funds may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Notes Receivable from Participants

The Plan may loan to a participant an amount that shall not exceed the lesser of 50 percent of the value of the vested portion of such participant’s account, or $50,000. The minimum participant loan must be $1,000. Effective July 1, 2018, participants can only have one outstanding loan at a time. Any participants that had two loans as of July 1, 2018, were able to continue with both loans until paid off. No loan shall be for a term of more than five years except for loans used to acquire the participant’s principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account. Notes receivable from participants are valued at their principal balance plus accrued unpaid interest.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Plan Administrator. Payments of principal and interest on loans shall be credited to the participant’s account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant’s then current investment selection.

The interest rate for loans will be 1 percent above the prime rate reported in the Wall Street Journal or such other rate as is prescribed by the Plan Administrator based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates ranged from 4.25 percent to 6.25 percent at December 31, 2018.

Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, employer special contributions, loan repayments, if applicable, and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments, including NJR stock. The Plan currently offers various investment options for participants.

Forfeited Accounts

Forfeitures are used to reduce Company contributions. At December 31, 2018 and 2017, forfeited non-vested accounts balance totaled $9,582 and $5,632, respectively. During the years ended December 31, 2018 and 2017, Company contributions were reduced by $32,604 and $60,293, respectively, from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General

The Plan’s ESOP, which is no longer available for participant contributions effective January 1, 1996, includes amounts held by the Plan Trustee in Company stock (NJR Common Stock). All participants’ respective shares of NJR Common Stock are 100 percent vested.

Payment of Benefits/Diversification

Distributions to ESOP participants may be made in the case of separation of service, and may be in the form of full shares of the Company’s common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants were able to diversify all or part of their account balance into any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use these amounts for the allowable in-service withdrawals or participant loans.

Certain participants have the option to withdraw a portion of their ESOP accounts once a year after reaching age 55 and ten years of participation in the plan. This withdrawal option is offered annually to eligible participants until they reach age 59½.

In the event that a participant or beneficiary receives a distribution of shares of Company stock at a time when such Company stock is not readily tradable on an established market, then the following provisions shall apply:

The Company shall issue a “put option” to such participant or beneficiary. The put option shall provide the right to elect, at any time during the 60 day period following the date of such distribution or the first 60 days of the plan year immediately following the plan year in which the distribution is made, to sell such Company stock to the Company for an amount equal to the fair market value of such Company stock as of the most recent valuation date. The put option provision applies to both the ESOP and the NJR 401k stock.

Voting Rights

Each participant shall have the right, to the extent of the Company stock allocated to their accounts, to direct the Trustee by proxy, as to the manner in which to vote their shares on all matters shareholders of Company stock are entitled to vote. Best efforts must be utilized to distribute or cause to be distributed to each participant such information and proxy statements as will be distributed to shareholders of the Company. Unallocated shares of common stock, if any, held by the Trustee shall be voted by the Trustee in the same manner and in the same proportion as are those shares that are allocated to the accounts of the participants and the Trustee shall have no discretion in this matter. The Trustee shall not divulge to the Company the voting of any participant. The voting rights provision applies to both the ESOP and the NJR 401k stock. There were no unallocated NJR common stock shares as of December 31, 2018 and 2017.

Investment Income

The following amounts related to the ESOP were included in dividend income and net (depreciation) appreciation in fair value of investments, respectively, for the years ended December 31:

	2018	2017
Dividend income	$975,148	$979,416
Net appreciation in fair value of investments	$4,789,844	$4,587,180

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are presented at fair value, which has been determined based on quoted market prices. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. Net (depreciation) appreciation includes gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid for by the Plan to the extent that they are not paid for by the Company.

In determining the amount of administrative expenses incurred by the Plan, T. Rowe Price provides the Plan with a fixed annual administrative budget that is measured by the rate of administrative fee payments for certain plan investment options. T. Rowe Price credits the Plan's Administrative Budget after each calendar quarter for administrative fee payments that exceed the established fee threshold, as defined. To the extent that the administrative fee payments payable to T. Rowe Price for any quarter do not meet the fixed annual administrative budget amount, the difference is owed to T. Rowe Price by the Plan and/or Plan Sponsor.

For the plan years 2018 and 2017, T. Rowe Price contributed $96,244 and $69,729, respectively, to the Plan’s administrative budget account. During the year ended December 31, 2018 and 2017, the Plan used $160,142 and $96,157, respectively, of the administrative budget to off-set Plan expenses. As of December 31, 2018 and 2017, the balances of the administrative budget accounts were $28,147 and $91,434, respectively.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.    FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are as follows:

Level 1
Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair value would be based on significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual Funds

The Plan’s mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Mutual funds are valued at quoted market prices in active markets at year end. These investments are categorized within Level 1 of the hierarchy.

Stable Value Fund

Investments in common collective trusts during the plan year included the T. Rowe Price Stable Value fund (Stable Value Fund). Net Asset Value (NAV) per share for the Stable Value Fund is provided by the fund administrator and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. NAV is computed daily as of the close of business each day by the Trustee for the fund. NAV is used as a practical expedient to estimate fair value. Participants’ withdrawals are unrestricted and are permitted daily at unit value. A full redemption of the Stable Value Fund by the Plan Sponsor may be subject to a holding period if sufficient liquidity does not exist.

NJR Stock

Participants can direct their contributions into NJR stock. In addition, as noted above, the Plan’s ESOP holds NJR stock. NJR Stock shares, which are valued at quoted market prices in active markets at year end, are categorized within Level 1 of the hierarchy.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Quoted Market Prices in Active Markets for Identical Assets	Other Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2018:
Mutual funds	$125,588,245	—	—	$125,588,245
NJR stock	76,886,749	—	—	76,886,749
Total assets in the fair value hierarchy	$202,474,994	—	—	202,474,994
Investments measured at net asset value (1)				27,397,949
Total investments at fair value				$229,872,943

As of December 31, 2017:
Mutual funds	$128,340,866	—	—	$128,340,866
NJR stock	70,313,679	—	—	70,313,679
Total assets in the fair value hierarchy	$198,654,545	—	—	198,654,545
Investments measured at net asset value (1)				25,607,201
Total investments at fair value				$224,261,746

(1)
Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

During the years ended December 31, 2018 and 2017, there were no transfers between levels.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
As of December 31, 2018:
Stable Value Fund	$27,397,949	n/a	Daily	12 months

As of December 31, 2017:
Stable Value Fund	$25,607,201	n/a	Daily	12 months

4.	INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $8.2 million and appreciated in value by approximately $23.3 million during the years ended December 31, 2018 and 2017, respectively.

Non-Participant Directed Investments

Information about the net assets at fair value and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2018 and 2017, and for the years then ended is as follows:

Net assets:	2018	2017
NJR Common Stock ESOP	$37,766,517	$36,668,404
T. Rowe Price Stable Value Fund	1,912,323	1,627,830
T. Rowe Price Retirement Year Funds	1,739,567	1,372,340
Total non-participant directed investments	$41,418,407	$39,668,574

Changes in net assets:

NJR Common Stock ESOP
Dividend income	$975,148	$979,416
Net appreciation in fair value of investments	4,789,844	4,587,180
Benefits paid to participants	(3,109,052)	(2,463,087)
Transfers to participant-directed investments	(1,557,827)	(305,586)
Net change	1,098,113	2,797,923
NJR Common Stock ESOP - beginning of year	36,668,404	33,870,481
NJR Common Stock ESOP - end of year	$37,766,517	$36,668,404

T. Rowe Price Stable Value Fund
Net appreciation in fair value of investments	$38,907	$29,613
Employer contributions	385,560	331,068
Benefits paid to participants	(139,895)	(109,778)
Administrative expenses	(79)	(37)
Net change	284,493	250,866
T. Rowe Price Stable Value Fund - beginning of year	1,627,830	1,376,964
T. Rowe Price Stable Value Fund - end of year	$1,912,323	$1,627,830

T. Rowe Price Retirement Year Funds
Net (depreciation) appreciation in fair value of investments	$(131,765)	$211,020
Employer contributions	573,064	449,745
Transfers to participant-directed investments	(51,151)	(28,078)
Benefits paid to participants	(22,914)	(38,700)
Administrative expenses	(7)	—
Net change	367,227	593,987
T. Rowe Price Retirement Year Funds - beginning of year	1,372,340	778,353
T. Rowe Price Retirement Year Funds - end of year	$1,739,567	$1,372,340

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 18, 2013, that the Plan and related trust were designed as “qualified” in accordance with the applicable sections of the IRC. Although the Plan has been amended since the receipt of the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefit. As of December 31, 2018 and 2017, the Plan had approximately $104.3 million and $95.9 million, respectively, that was concentrated in two investments.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its matching contributions, as well as the special contributions, at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts, including unvested Company contributions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following are reconciliations of net assets available for benefits and increase in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2018	2017
Net assets available for benefits per the financial statements	$234,856,938	$229,385,063
Less: Amounts due from employer per the financial statements	(1,294,993)	(958,624)
Less: Amounts due from participants per the financial statements	—	(4,905)
Net assets available for benefits per Form 5500	$233,561,945	$228,421,534

Contributions received from employer per the financial statements	$5,662,100	$3,993,390
Less: Current year contributions receivable from employer per the financial statements	(1,294,993)	(958,624)
Add: Prior year contributions receivable from employer per the financial statements	958,624	780,812
Contributions received from employer per Form 5500	$5,325,731	$3,815,578

Contributions received from participants per the financial statements	$9,228,988	$8,236,705
Less: Current year contributions receivable from participants per the financial statements	—	(4,905)
Add: Prior year contributions receivable from participants per the financial statements	4,905	—
Contributions received from participants per Form 5500	$9,233,893	$8,231,800

	2018	2017
Increase in net assets per the financial statements	$5,471,875	$34,011,650
Less: Changes in amounts due from employer*	(336,369)	(177,812)
Less: Changes in amounts due from participants**	4,905	(4,905)
Net income per Form 5500	$5,140,411	$33,828,933

*	Included in contributions from employer in Statements of Changes in Net Assets Available for Benefits.

**	Included in contributions from participants in Statements of Changes in Net Assets Available for Benefits.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee of the Plan. T. Rowe Price is the Plan Trustee and certain plan assets are invested in the T. Rowe Price Common Trust Funds. The Plan also issues loans to participants, which are secured by the participants’ account balance. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to the Trustees amounted to $184,161 and $120,787 for the years ended December 31, 2018 and 2017, respectively.

At December 31, 2018 and 2017, the Plan held 1,683,529 and 1,749,097 shares of NJR Stock, respectively, with a fair value of approximately $76.9 million and $70.3 million, respectively. The Plan recorded dividend income from Company common stock of approximately $1.9 million and $1.8 million during the years ended December 31, 2018 and 2017, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION			Plan Number 005
EMPLOYEES’ RETIREMENT SAVINGS PLAN			Tax ID Number 22-2376465

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Participant Directed:
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	$ **	$573,231
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	496,173
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	**	1,560,705
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	5,656,207
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	**	7,598,935
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	8,356,133
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	**	6,272,733
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	2,888,239
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	**	2,744,832
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	1,790,185
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	**	1,173,437
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	**	230,221
*	T. Rowe Price Government Money Fund	Mutual Fund	**	86,369
	Prudential Total Return Bond Fund Class Q	Mutual Fund	**	8,609,074
	Harbor Capital Appreciation Fund	Mutual Fund	**	9,671,865
*	T. Rowe Price Stable Value Fund	Common Trust Fund	**	25,485,626
	Vanguard Institutional Index	Mutual Fund	**	19,479,978
	Vanguard Small Cap Index, Admiral	Mutual Fund	**	7,172,436
	Vanguard Windsor II Fund	Mutual Fund	**	14,731,041
*	T. Rowe Price Small Cap Value Fund	Mutual Fund	**	6,642,277
	American Funds Capital World Growth and Income Fund	Mutual Fund	**	10,785,341
	Dodge & Cox International Stock Fund	Mutual Fund	**	7,329,266
*	NJR Common Stock 401(k)	Common Stock	**	39,120,232

	Non-Participant Directed:
*	NJR Common Stock ESOP	Common Stock	21,300,316	37,766,517
*	T. Rowe Price Stable Value Fund	Common Trust Fund	1,912,323	1,912,323
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	16,359	15,198
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	23,508	21,937
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	84,132	79,467
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	261,510	253,328
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	466,344	451,315
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	326,561	315,548
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	151,013	143,808
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	197,486	187,244
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	143,153	136,505
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	131,176	124,609
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund	11,622	10,608

*	Notes receivable from participants	Interest rates of 4.25% - 6.25%	—	3,689,002

			$25,025,503	$233,561,945

*	Party-in-interest as defined by ERISA.

**	Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees’ Retirement Savings Plan

Date: June 27, 2019

By: /s/ Amanda Mullan
Amanda Mullan
Plan Administrator

/s/ Patrick Migliaccio
Patrick Migliaccio
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1    Consent of Independent Registered Public Accounting Firm - Baker Tilly Virchow Krause, LLP